FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: February 6, 2009

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Kyocera Mita Corporation gains 93.84 % of all shares in TA Triumph-Adler AG

February 6, 2009

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Kyocera Mita Corporation gains 93.84 % of all shares in TA Triumph-Adler AG

Kyocera Mita Corporation, which is our subsidiary, announced “Kyocera Mita Corporation gains 93.84 % of all shares in TA Triumph-Adler AG” on February 6, 2009.

For details, please see the following press release.

Press Release

Kyocera Mita Corporation gains 93.84% of all shares in TA Triumph-Adler AG

Osaka, February 6, 2009 – The additional acceptance period for the voluntary takeover offer for TA Triumph-Adler AG (Spokesman of the Management Board: Robert Feldmeier, “TAAG”) shares announced by KYOCERA MITA Corporation (President: Katsumi Komaguchi, “KYOCERA MITA”), a consolidated subsidiary of KYOCERA Corporation (President: Makoto Kawamura), ended very successful on February 2, 2009. A total of 2,385,154 TAAG shares were tendered during this additional acceptance period, which equals approximately 4.31% of all TAAG shares. Together with the shares KYOCERA MITA acquired outside the offer, the company has secured a shareholding of approximately 93.84% in TAAG.

As KYOCERA MITA previously announced on January 23, 2009, both the European Commission and South Africa’s antitrust authorities had approved the takeover offer by January 21, 2009. All offer conditions have been met and the final settlement as well as the closing of the takeover offer will be conducted on February 10, 2009.

Very satisfied with the results, KYOCERA MITA now looks forward to intensify the long lasting successful business relationship with TA Triumph-Adler AG by utilizing both companies’ business infrastructures. KYOCERA MITA plans to expand TA Triumph-Adler AG’s successful direct sales model also outside of Germany. Synergies are expected in both organizations and will be worked out soon to further increase the profitability of both companies.

<About the Offer>

1.	Schedule

(1)	First acceptance period:

December 16, 2008 to January 13, 2009

(2)	Settlement of shares tendered during the first acceptance period:

January 30, 2009

(3)	Additional acceptance period:

January 20, 2009 to February 2, 2009

(4)	Settlement of shares tendered during the additional acceptance period:

February 10, 2009

2.	Purchase price

1.90 euro/ share

3.	Results

(1)	Tendered shares during the first acceptance period:

11,799,656 shares (21.31%);

(2)	Tendered shares during the additional acceptance period:

2,385,154 shares (4.31%);

(3)	Shares directly held after the settlement of all tendered shares:

51,968,300 shares (93.84%).

Contact

Kyocera Mita Corporation

Mr. T. Kawasaki

c-com@kyoceramita.co.jp